Exhibit 5.1

[o’melveny & myers llp LETTERHEAD]

August 21, 2012

International Lease Finance Corporation

10250 Constellation Boulevard, Suite 3400

Los Angeles, California 90067

Re:                             $750,000,000 Aggregate Principal Amount of 5.875% Senior Notes due 2022 of International Lease Finance Corporation (the “Notes”)

Ladies and Gentlemen:

We have acted as your special counsel in connection with the issuance and sale of the Notes.  The Notes constitute a series of the debt securities registered on a Registration Statement on Form S-3 (File No. 333-182790) (the “Registration Statement”), filed by International Lease Finance Corporation (the “Company”) under the Securities Act of 1933, as amended.  The Notes are being issued under an Indenture, dated as of August 1, 2006, between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of August 20, 2010, the Second Supplemental Indenture, dated as of December 7, 2010, the Third Supplemental Indenture, dated as of May 24, 2011, the Fourth Supplemental Indenture, dated as of December 22, 2011, the Fifth Supplemental Indenture, dated as of March 19, 2012, and the Sixth Supplemental Indenture, dated as of August 21, 2012, each by and between the Company and the Trustee (as so supplemented, the “Indenture”).

On the basis of our consideration of such questions of law as we have deemed relevant in the circumstances, we are of the opinion, subject to the assumptions and limitations set forth herein, that the Notes have been duly authorized by all necessary corporate action on the part of the Company, and when such Notes have been duly executed, authenticated and issued in accordance with the provisions of the Indenture and upon payment for and delivery of the Notes in accordance with the terms of the Underwriting Agreement, dated August 16, 2012, between the Company and Citigroup Global Markets Inc., as representative of the several underwriters, such Notes will be legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law and, if applicable, is subject to provisions of law which may require that a judgment for money damages rendered by a court in the United States be expressed in United States Dollars.

We have, with your approval, assumed that the certificates for the Notes will conform to the forms thereof examined by us, that the signatures on all documents examined by us are genuine, that all items submitted as originals are authentic, and that all items submitted as copies conform to the originals, assumptions which we have not independently verified.

The law covered by this opinion is limited to the present laws of the States of New York and California.  We express no opinion herein as to any other laws, statutes, regulations or ordinances of any other jurisdiction.

We consent to the incorporation by reference of this opinion in the Registration Statement.

Respectfully submitted,

/s/ O’Melveny & Myers LLP